

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 28, 2016

Hussein A. Enan
Chief Executive Officer
Prism Technologies Group, Inc.
101 Parkshore Drive, Suite 100
Folsom, California 95630

> **Re: Prism Technologies Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2016**
> **File No. 001-35359**

Dear Mr. Enan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services